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                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                              ---------------------

                                  SCHEDULE 13G
                                 (Rule 13d-102)

             INFORMATION STATEMENT PURSUANT TO RULES 13d-1 AND 13d-2
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                (Amendment No. 1)


                              CAMBRIDGE HEART, INC.
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $.001 PER SHARE
                         (Title of Class of Securities)

                                    131910101
                                 (CUSIP Number)




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                                  SCHEDULE 13G

CUSIP No. 131910101                                                 Page 2 of 8

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1.       Name of Reporting Persons
         S.S. or I.R.S. Identification Number of Above Persons

         Marlene Krauss
         SS# ###-##-####

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2.       Check the Appropriate Box if a Member of a Group - Not Applicable

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3.       SEC Use Only

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4.       Citizenship or Place of Organization

         United States of America

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Number of Shares Beneficially Owned By Each Reporting Person With;

5.       Sole Voting Power:

         483,537 shares of Common Stock

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6.       Shared Voting Power:

         149,674 shares of Common Stock (consists of 35,384 shares of Common Stock held by KBL Healthcare, Inc., 54,290 shares of Common Stock issuable to KBL Healthcare, Inc. upon the exercise of warrants, and 60,000 shares of Common Stock held by the Berk Krauss Foundation)


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CUSIP No. 131910101                                                Page 3 of 8



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7.       Sole Dispositive Power:

         293,537 shares of Common Stock

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8.       Shared Dispositive Power:

         149,674 shares of Common Stock (consists of 35,384 shares of Common Stock held by KBL Healthcare, Inc., 54,290 shares of Common Stock issuable to KBL Healthcare, Inc. upon the exercise of warrants, and 60,000 shares of Common Stock held by the Berk Krauss Foundation)

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9.       Aggregate Amount Beneficially Owned by Each Reporting Person:

         926,795 shares of Common Stock (consists of 293,537 shares of Common Stock held by Ms. Krauss, 190,000 shares invested in the Greene Street Fund with Goldman Sachs & Company, 177,300 shares of Common Stock held by Zachary C. Berk, 35,384 shares of Common Stock held by KBL Healthcare, Inc., 54,290 shares of Common Stock issuable to KBL Healthcare, Inc. upon the exercise of warrants, 60,000 shares of Common Stock held by the Berk Krauss Foundation, and 116,284 shares of Common Stock held in trust for the benefit of the children of Ms. Krauss and Mr. Berk).

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10.      Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares.

         Not Applicable
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11.      Percent of Class Represented by Amount in Row 9.

         9.1%


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CUSIP No. 131910101                                                 Page 4 of 8

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12.      Type of Reporting Person.

         IN

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CUSIP No. 131910101                                                 Page 5 of 8

                                  SCHEDULE 13G

ITEM 1(a).  NAME OF ISSUER:


Cambridge Heart, Inc.


ITEM 1(b).  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:


One Oak Park Drive
Bedford, MA 01730


ITEM 2(a).  NAME OF PERSON FILING:


Marlene Krauss


ITEM 2(b).  ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:


KBL Healthcare, Inc.
645 Madison Avenue
New York, NY 10022

ITEM 2(c).  CITIZENSHIP:


United States of America


ITEM 2(d).  TITLE OF CLASS OF SECURITIES:


Common Stock, par value $.001 per share



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CUSIP No. 131910101                                                 Page 6 of 8

ITEM 2(e).  CUSIP NUMBER:


131910101


ITEM 3:


Not Applicable


ITEM 4.  OWNERSHIP:


         (a) Amount Beneficially Owned:

                  926,795 shares of Common Stock (consists of 293,537 shares held by Ms. Krauss, 190,000 shares invested in the Greene Street Fund with Goldman Sachs & Company, 177,300 shares of Common Stock held by Zachary C. Berk, 35,384 shares of Common Stock held by KBL Healthcare, Inc., 54,290 shares of Common Stock issuable to KBL Healthcare, Inc. upon the exercise of warrants, 60,000 shares of Common Stock held by the Berk Krauss Foundation, and 116,284 shares of Common Stock held in trust for the benefit of the children of Ms. Krauss and Mr.
                  Berk).

         (b) Percent of Class:

                  9.1%

         (c) Number of shares as to which such person has:

                  (i)      sole power to vote or to direct the vote:

                           483,537 shares of Common Stock

                  (ii)     shared power to vote or to direct the vote:

                           149,674 shares of Common Stock (consists of 35,384 shares of Common Stock held by KBL Healthcare, Inc., 54,290 shares of Common Stock issuable to KBL Healthcare, Inc. upon the exercise of warrants, and 60,000 shares of Common Stock held by the Berk Krauss Foundation)





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CUSIP No. 131910101                                                Page 7 of 8


                  (iii)  sole power to dispose or to direct the disposition of:

                         293,537 shares of Common Stock

                  (iv) shared power to dispose or to direct the disposition of:

                         149,674 shares of Common Stock (consists of 35,384 shares of Common Stock held by KBL Healthcare, Inc., 54,290 shares of Common Stock issuable to KBL Healthcare, Inc. upon the exercise of warrants, and 60,000 shares of Common Stock held by the Berk Krauss Foundation)

ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:


Not Applicable


ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:


Not Applicable


ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:


Not Applicable


ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:


Not Applicable


ITEM 9.  NOTICE OF DISSOLUTION OF GROUP:


Not Applicable


ITEM 10.  CERTIFICATION:


Not Applicable


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CUSIP No. 131910101                                                Page 8 of 8



                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                     August 1, 1997
                                                     --------------------------
                                                     Date


                                                      /s/ Marlene Krauss
                                                     --------------------------
                                                     Marlene Krauss